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United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:                                         Max A. Webb, Assistant Director

Justin Dobbie, Legal Branch Chief

J. Nolan McWilliams, Attorney-Adviser

Kristin Shifflett, Accountant

David Humphrey, Accounting Branch Chief

Re:	Fantex, Inc.
Amendment No. 2 to the Registration Statement on Form S-1
Filed January 17, 2014
CIK No. 333-192476

Ladies and Gentlemen:

On behalf of Fantex, Inc. (the “Company”), we are hereby filing Amendment No. 3 (“Amendment No. 3”) to the Company’s above-referenced Registration Statement on Form S-1, which was filed with the Securities and Exchange Commission (the “Commission”) on November 21, 2013 and amended on December 27, 2013 and January 17, 2014 (as amended, the “Registration Statement”). For your convenience, we are also providing a courtesy package that includes five copies of Amendment No. 3, all of which have been marked to show changes from the prior filing of the Registration Statement.

Amendment No. 3 has been revised to reflect the Company’s responses to the comments received on January 29, 2014 from the staff of the Commission (the “Staff”). For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto.

February 28, 2014

General

1.                          We note your response to prior comment 5. Consistent with the disclosure on the cover page and throughout the prospectus that you are offering tracking stock and that holders in Fantex Series Vernon Davis will have no direct investment in the Vernon Davis brand but rather in Fantex as a whole, please revise your risk factor section to include the risks pertaining to Arian Foster and your brand contract with Arian Foster. Please also revise your business section to include disclosure regarding Arian Foster and the related brand and brand contract consistent with the level of disclosure you included in Amendment No. 1 to the Registration Statement on Form S-1 filed October 31, 2013.

Response:                                         In response to the Staff’s comment, the Company has revised Amendment No. 3 to include additional disclosure regarding Arian Foster in the sections entitled “Risk Factors” and “Business.” The Company has also added similar disclosure relating to its most recent brand contract with EJ Manuel.

Questions and Answers, page 19

2.                          We note your response to prior comment 4. Consistent with your response to us, please revise the answer to the last question on page 19 or add a new question and answer to clarify that the five percent service fee that will be 100% attributed to Fantex Series Vernon Davis (so long as it is the only tracking series outstanding) is distinct from and in addition to the five percent of Associated Brand Income attributed to the Platform Common Stock.

Response:                                         In response to the Staff’s comment, the Company has revised the first question on page 22 of Amendment No. 3.

Risk Factors, page 32

Risks Relating to Our Brand Contracts and Our Business, page 36

Our cash received under our brand contracts, page 37

3.                          In Section 2 of his NFL Player Contract, Vernon Davis agrees that, if invited, he will practice for and play in any all-star football game sponsored by the League. However, we note that Vernon Davis did not participate in the 2014 Pro Bowl game. Please discuss this development with respect to (i) compliance with his NFL Player Contract and (ii) the amount of potential brand income that was forfeited because he did not participate.

Response:                                         Vernon Davis did not participate in the 2014 Pro Bowl along with several other San Francisco 49ers. Vernon Davis received no compensation and no fines were assessed against him for not attending the 2014 Pro Bowl.

February 28, 2014

The Company respectfully advises the Staff that the amount of potential brand income that was forfeited due to his non-participation is unclear under the new Pro Bowl format where players are drafted, since pay varies depending on whether a player is on the winning team or losing team. Mr. Davis was not selected to either the winning or the losing teams in the 2014 Pro Bowl game. Had Mr. Davis participated in the Pro Bowl, he would be entitled to $53,000 in compensation for participating on the winning team or $26,000 in compensation for participating on the losing team. The portion of brand income relating to these payments therefore would have been between $2,600 and $5,300, which the Company does not consider to be material.

Critical Accounting Policies, page 82

Fair Value of Financial Instruments, page 83

Vernon Davis Brand Contract, at Estimated Fair Value, page 85

4.                          We note your response to prior comment 6. Consistent with that response, please revise the “Statistical Production” bullet point to clarify that the majority of the increase in estimated career length for Vernon Davis over the average tight end comes from this factor.

Response:                                         In response to the Staff’s comment, the Company has revised page 98 of Amendment No. 3 to disclose that the majority of the increase in estimated career length for Vernon Davis over the average tight end is due to the factor of statistical production.

Vernon Davis Estimated Brand Income, page 86

5.                          We note the table on page 87, which shows the three categories of brand income you have used in calculating your estimate of lifetime brand income for Vernon Davis. Please explain how you have factored compensation for post-season and all-star game play into your estimate, including which category contains this estimate.

Response:                                         The Company respectfully advises the Staff that given the contingent nature of the participation in and therefore, compensation for, post-season play and in light of the relatively minimal amounts payable to NFL players for post-season and all-star play in comparison to their other compensation, no compensation for post-season and all-star game play was included in the estimation of lifetime brand income. To the extent Vernon Davis is compensated for any such post-season and all-star play, 10% of these amounts will be due to the Company under the terms of the brand contract and will represent returns not accounted for in the Company’s original valuation of Mr. Davis’ lifetime brand income.

February 28, 2014

6.                          We note your response to prior comment 3. Please revise the carryover paragraph and bullet points on pages 88 and 89 to disclose the substance of the first paragraph of your response to our prior comment. Please also describe the criteria utilized to determine the comparative group of athletes “who have used their playing career as a platform to build a post-career brand.” If there were athletes who met the criteria but were excluded from the analysis, please disclose this and briefly explain why.

Response:                                         In response to the Staff’s comment, the Company has revised the bullet points on page 100 of Amendment No. 3 to disclose the Company’s estimate of future post-career income for Vernon Davis. The Company respectfully advises the Staff that, given the dearth of reliable publicly available information on the post-career earnings of most athletes, the Company has performed a comparison of players who have launched a broadcasting career following their playing career and/or enhanced their brands following their playing career and for whom compensation data was available with sufficient reliability in order to estimate the potential post-career brand income for Vernon Davis. The Company recognizes that the available data is imperfect and may be skewed and as such has been conservative in its estimates of Mr. Davis’ post-career earning potential relative to best-case scenarios. According to internal research and compensation detail derived from confidential contacts in the industry, the Company determined that in a best case scenario, post-career potential, especially for those inclined towards broadcasting, is $2.55 million per annum on average. However, given the uncertainty in the comprehensiveness and reliability of such data, the Company estimated that Mr. Davis only has the potential to earn a far lesser amount of $5.5 million in the aggregate, or assuming a ten year post-career potential, approximately $0.55 million in post-career earnings per annum. In addition, the Company has discounted these post-career earnings by 15.0% to reflect the uncertainty inherent in its estimates.

7.                          Please tell us, with a view towards revised disclosure, whether any payments to be received by Vernon Davis for his duties as a correspondent during the Winter Olympics will constitute brand income within the meaning of the brand contract. As a general matter, would payments to him for acting as a correspondent for a sport other than football be brand income under the Brand Contract?

Response:                                         The Company respectfully advises the Staff that Mr. Davis made multiple appearances on NBC regarding his time at the Winter Olympics and did not receive any compensation for these appearances. Had Mr. Davis received any income, such income would have been considered brand income within the definition of “Field” in Exhibit B of the brand contract, and any such payments from broadcasting opportunities, endorsements, sponsorships, and other use of his persona will continue to be deemed brand income under the brand contract.

February 28, 2014

Professional Football Compensation, page 111

8.                          On page 112, you indicate that Pro Bowl players are compensated by the NFL based on a schedule established in the CBA between the NFL and the NFLPA. In this regard, Article 38 of the CBA states that, if players competing in the Super Bowl cannot feasibly participate in the Pro Bowl because of the timing or location of the Pro Bowl game, they shall nonetheless be compensated in accordance with the letter agreement under the Prior Agreement dated January 28, 2011. Please clarify the amount of such compensation. Given the new format of the Pro Bowl, it is unclear how players who miss the Pro Bowl (because they are competing in the Super Bowl) are now compensated since, under the new format, players could be “drafted” by either team and thus compensated differently depending on whether players were “drafted” by the winning or losing team.

Response:                                         The Company does not believe that the payment due to players selected to the Pro Bowl who otherwise miss the game due to Super Bowl participation is relevant to Mr. Davis because Mr. Davis did not miss the Pro Bowl due to Super Bowl participation.  Nevertheless, the Company notes that according to an article published by Andrew Brandt of Monday Morning Quarterback, The (Other) Pro Bowl Problem, players selected to the Pro Bowl under the new format who are otherwise unable to attend the Pro Bowl due to Super Bowl participation will reportedly be paid $39,500, the midpoint amount between the winning and losing team payments. Further, the Company does not believe that any such payments would ever represent a material portion of brand income for Mr. Davis, and the Company did not in fact account for potential post-season or all-star compensation in its valuation of potential brand income for Mr. Davis.

9.                          Please disclose what compensation, if any, that players receive if they are not able to play in the Pro Bowl because of injury and what compensation, if any, that players receive if they opt not to participate for some other reason.

Response:                                         The Company respectfully advises the Staff that it believes that no compensation is due to players who have been medically excused from participation in the Pro Bowl or who have otherwise opted not to participate for some reason other than participation in the Super Bowl. Further, the Company does not believe that any such payments would ever represent a material portion of brand income for Mr. Davis, and the Company did not in fact account for potential post-season or all-star compensation in its valuation of potential brand income for Mr. Davis.

NFL Player Contract — San Francisco Forty Niners, page 115

10.                    In prior comment 16, we noted that Articles 37 and 38 of the CBA between the NFL and the NFLPA provide for additional compensation to players for post-season play and selection for the Pro Bowl. In your response to prior comment 16, you stated that payment for post-season play will be included as brand income under the brand contract. You indicate on page SR-VD-5 that contractual NFL player receipts for Vernon Davis include amounts for being on the roster for playoff and Pro Bowl games, which appears consistent with Section 2 of his NFL Player Contract. However, the CBA is not shown on the list of “included contracts” on page 114. Please clarify whether you consider additional compensation for post-season play and selection for the Pro Bowl to be payable under Vernon Davis’s NFL Player Contract and, if so, revise the table on page 115 accordingly. Otherwise, please explain to us why the CBA is not shown on the list of “included contracts” on page 114, or the table relating to “other included contracts” on page 116, given that Vernon Davis appears to receive additional compensation under the CBA for performing in post-season play.

February 28, 2014

Response:                                         The Company respectfully notes that it considers additional compensation for post-season play and selection for the Pro Bowl to be payable under Vernon Davis’s NFL player contract and therefore has revised the table on page 133 of Amendment No. 3 accordingly in response to the Staff’s comment.

11.                   In footnote 3 to the table on page 115, you disclose the amounts paid to Vernon Davis for post-season play relating to the 2012 Playing Season. However, no amount is shown for participation in the Super Bowl. In this regard, Article 37 of the CBA provides that each player in the Super Bowl will receive a specified amount ($88,000 for winning or $44,000 for losing) within fifteen days after the game. Please disclose the amount of the payment received by Vernon Davis for his participation in the Super Bowl related to the 2012 Playing Season, which was played on February 3, 2013, or tell us why such amount has been excluded.

Response:                                         In response to the Staff’s Comments 10 and 11, the Company has revised the table on page 133 of Amendment No. 3, which includes all payments due to Vernon Davis for the 2012 season, including payment for participation in the Super Bowl.

12.                   On a related matter, we note the 49ers made the playoffs during the 2011 and 2013 Playing Seasons in addition to the 2012 Playing Season. Accordingly, please add appropriate disclosure to address amounts paid for post-season play relating to these seasons.

Response:                                         In response to the Staff’s comment, the Company has revised the table on page 133 of Amendment No. 3 to adequately reflect all post-season play compensation paid, expected to be paid or that Vernon Davis is eligible for in the future.

Statements of Cash Receipts from Included Contracts Subject to the Brand Agreement — Vernon Davis, page SR-VD-3

13.                   Please disclose the cash receipts with respect to being on the roster for playoff and Pro Bowl games as a separate line item. Similarly revise the related table on page 114.

Response:                                         In response to the Staff’s comment, the Company has revised page 133 and SR-VD-3 of Amendment No. 3.

14.                   You have presented a total of $1,228,000 of contractual NFL player receipts for the nine months ended September 30, 2013. Please explain the amounts that are included in this total by providing us with a detailed reconciliation showing separately the amounts relating to Vernon Davis’s NFL Player Contract for the 2013 Playing Season and the amounts he received in early 2013 for being on the roster for playoff games relating to the 2012 Playing Season.

Response:                                         The Company notes that under Vernon Davis’s NFL Player Contract, he received a total of $156,000 for being on the 49ers’ roster for playoff games relating to the 2012 Playing Season and, as of September 30, 2013, received approximately $1,072,000 for the 2013 Playing Season.

The Company notes that it has revised the statement of cash receipts from included contracts in Amendment No. 3 to disclose cash receipts with respect to playoff and Pro Bowl games as a separate line item.

* * * * * *

February 28, 2014

We hope the foregoing answers are responsive to your comments. As noted above, we are concurrently submitting Amendment No. 3 to the Company’s Registration Statement on Form S-1. Please do not hesitate to contact Jim Morrone by telephone at (650) 463-3058 or by email at jim.morrone@lw.com, or me by telephone at (650) 463-3067 or by e-mail at patrick.pohlen@lw.com, with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Patrick A. Pohlen
Patrick A. Pohlen
of LATHAM & WATKINS LLP

cc:                                Fantex, Inc.

Deloitte & Touche, LLP

Fantex Brokerage Services, LLC

Stifel, Nicolaus & Company, Incorporated

Cooley LLP